United States securities and exchange commission logo





                             November 14, 2023

       Eva Yuk Yin Siu
       Chairlady of the Board & CEO
       Neo-Concept International Group Holdings Ltd
       10/F, Seaview Centre
       No.139-141 Hoi Bun Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Neo-Concept
International Group Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 1,
2023
                                                            File No. 333-275242

       Dear Eva Yuk Yin Siu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed November 1, 2023

       Cover Page

   1. We note your disclosure in connection with the CSRC Trial Administrative Measures that the Group has no
operations in China. We note also that you earlier define China as including China and
Hong Kong. Please revise or advise. Refer to prior comment 1 of our letter dated November
7, 2022.
       Prospectus Summary
       The Offering, page 13

   2. Please revise the "Lock-up" section here and on page 116 to highlight the fact that your principal controlling
shareholder is seeking to sell shares under the Resale Prospectus.
 Eva Yuk Yin Siu
FirstName LastNameEva
            InternationalYuk YinHoldings
                                 Siu
Neo-Concept               Group           Ltd
Comapany 14,
November  NameNeo-Concept
              2023           International Group Holdings Ltd
November
Page 2    14, 2023 Page 2
FirstName LastName
Risk Factors
Because our initial public offering price is substantially higher than our pro forma net tangible book value per share..., page 36

3. We note that you removed the specific disclosure regarding dilution in this section. Please reinsert the disclosure to describe the specific risks to investors. Refer to Item 105(a) of
         Regulation S-K.
Shares Eligible for Future Sale, page 116

4. We note your change of underwriter. Please revise the Lock-up Agreements section to remove the disclosure that certain directors, executive officers and principal shareholders must seek written consent from Univest Securities before seeking to avoid the lock-up agreement and transfer or sell shares.
Resale Prospectus Cover Page, page A-1

5. We note your disclosure that you "anticipate that" the selling shareholder will sell its ordinary shares at the price at which you sell the shares in the public offering. Please revise to clearly state that the selling shareholder will sell its ordinary shares at the public offering price, until the ordinary shares are quoted on the Nasdaq Capital Market. We note also your disclosure that the selling shareholder will not be able to sell its shares unless your ordinary shares are approved for listing on the Nasdaq Capital Market. Please revise to state clearly that the selling shareholder will not sell its shares unless the public offering is completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Manufacturing
cc:      Henry Schlueter